SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

________________________

ZAIS GROUP HOLDINGS, INC.

(Name of Issuer)

 _____________________

ZAIS GROUP HOLDINGS, INC.

ZGH MERGER SUB, INC.

Z ACQUISITION LLC

CHRISTIAN ZUGEL

DANIEL A. CURRY

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98887G106
(CUSIP Number of Class of Securities)

Mark Russo General Counsel ZAIS Group Holdings, Inc. Two Bridge Avenue, Suite 322 Red Bank, NJ 07701-1106 (732) 978-7518	Christian Zugel Two Bridge Avenue, Suite 322 Red Bank, NJ 07701 (732) 530-3610

(Name, Address and Telephone Numbers of Persons Authorized

to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Warren S. de Wied John Liftin Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-4000	Thomas Giegerich Brian Hoffmann McDermott Will & Emery LLP 340 Madison Avenue New York, New York 10173 (212) 547-5400

________________________

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee
Transaction Valuation* $58,102,321.80		Amount of Filing Fee* $7,233.74

*	In accordance with Exchange Act Rule 0-11(c) and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, the filing fee of $7,233.74 was determined by multiplying 0.0001245 by $58,102,321.80, which represents the sum of (x) the purchase price of $26,650,000 payable pursuant to the Share Purchase Agreement, plus (y) the aggregate Merger Consideration of $31,452,321.80. The aggregate Merger Consideration was calculated based on the sum of (i) 7,567,615 outstanding shares of Class A Common Stock as of February 14, 2018 to be acquired pursuant to the merger multiplied by the $4.10 per share Merger Consideration and (ii) 103,683 shares of Class A Common Stock subject to restricted stock units as of February 14, 2018 multiplied by the $4.10 per share Merger Consideration.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,996.74	Filing Party: ZAIS Group Holdings, Inc.
Form or Registration No.: Schedule 14A	Date Filed: February 16, 2018

Amount Previously Paid: $3,237	Filing Party: Christian Zugel and Z Acquisition LLC
Form or Registration No.: Schedule 13E-3	Date Filed: November 21, 2017

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INTRODUCTION

This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Transaction Statement”), amends the Transaction Statement on Schedule 13E-3, together with the exhibits thereto (the “Initial Statement”), filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2017 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Christian Zugel, a citizen of the Federal Republic of Germany (“Mr. Zugel”); and (ii) Z Acquisition LLC, a Delaware limited liability company (“Z Acquisition”).

The Initial Statement related to the Share Purchase Agreement, dated September 5, 2017 (as amended from time to time, the “Share Purchase Agreement”), by and among Mr. Zugel, Z Acquisition and Ramguard LLC (successor by conversion to and formerly known as d.Quant Special Opportunities Fund, L.P.) (“Ramguard”). Pursuant to the Share Purchase Agreement, Z Acquisition agreed to acquire (the “Share Purchase”) 6,500,000 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of ZAIS Group Holdings, Inc. (formerly known as HF2 Financial Management Inc.), a Delaware corporation (the “Company”), held by Ramguard (the “Target Shares”). Mr. Zugel, the Company’s Chairman and Chief Investment Officer, is the sole managing member of Z Acquisition.

Mr. Zugel and Z Acquisition, together with the Company, ZGH Merger Sub, Inc. (“Sub”) and Daniel Curry (“Mr. Curry”), are filing this Transaction Statement to reflect that (i) on January 11, 2018, Z Acquisition entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company and Sub pursuant to which Sub will be merged with and into the Company (the “Merger”) and each share of Class A Common Stock outstanding immediately prior to the effective time of the Merger (other than certain excluded shares) will be converted into the right to receive $4.10 in cash, (ii) Mr. Curry, who is a member of Z Acquisition, holding a 40% equity interest therein, has become the President and Chief Executive Officer and a director of the Company, and (iii) Mr. Zugel, Z Acquisition and Ramguard have amended and restated the Share Purchase Agreement to provide for the purchase of 6,500,000 shares of Class A Common Stock owned by Ramguard at a price of $4.10 per share.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act. The Company’s board of directors (the “Board”) will solicit proxies from stockholders of the Company in connection with the Merger pursuant to the definitive version of the Proxy Statement. The Proxy Statement is attached hereto as Exhibit (a)(1), and a copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. A copy of the amended and restated Share Purchase Agreement is attached to the Proxy Statement as Annex D and is incorporated herein by reference. Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information set forth in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Transaction Statement have the meanings given to them in the Proxy Statement. The Proxy Statement supersedes the information statement included as Exhibit (a) to the Initial Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company, and all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 1.	Summary Term Sheet.

Regulation M-A, Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Annual Meeting and the Merger”

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Item 2.	Subject Company Information.

Regulation M-A, Item 1002

(a) Name and Address. The name of the subject company is ZAIS Group Holdings, Inc. Its principal executive offices are located at Two Bridge Avenue, Suite 322, Red Bank, New Jersey 07701. The phone number of its principal executive offices is (732) 530-3610.

(b) Securities. The subject class of equity securities is the Class A Common Stock of the Company. As of February 15, 2018, there were 14,555,113 shares of Class A Common Stock issued and outstanding.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “Important Additional Information Regarding the Company—Market Price of the Common Stock” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Additional Information Regarding the Company—Dividends”

“The Merger Agreement—Conduct of Business Pending the Merger”

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. None.

Item 3.	Identity and Background of Filing Person(s)

Regulation M-A, Item 1003

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties to the Share Purchase Agreement”

“Summary Term Sheet—Parties to the Merger Agreement”

“The Share Purchase Agreement—Parties to the Share Purchase Agreement”

“The Parties to the Merger”

“Important Additional Information Regarding the Company—Company Background”

“Proposal No. 2: Election of Directors”

Item 4.	Terms of the Transaction.

Regulation M-A, Item 1004

(a)(1) Tender Offers. Not applicable.

(a)(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background”

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“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Parent Parties’ Purposes and Reasons for the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Position of the Parent Parties as to Fairness of the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Plans for the Company After the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Certain Effects of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Interests of the Company’s Directors and Executive Officers in the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Anticipated Accounting Treatment of the Share Purchase and the Merger”

“The Share Purchase Agreement—Share Purchase Agreement”

“The Share Purchase Agreement—Promissory Note”

“The Annual Meeting—Required Votes”

“The Merger Agreement—Effect of the Merger on the Common Stock of the Company and Sub”

“The Merger Agreement—Treatment of the Company Equity Awards in the Merger”

“The Merger Agreement—Payment for the Common Stock in the Merger”

“The Merger Agreement—Conditions to the Merger”

Annex A: Merger Agreement

Annex D: Share Purchase Agreement

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Proposal No. 1: Approval of the Merger Agreement—Certain Effects of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Interests of the Company’s Directors and Executive Officers in the Share Purchase and the Merger”

“The Share Purchase Agreement—Share Purchase Agreement”

“The Share Purchase Agreement—Promissory Note”

“The Merger Agreement—Effect of the Merger on the Common Stock of the Company and Sub”

“Agreements With Parent Group Members”

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(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Annual Meeting and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Rights of Appraisal”

Annex C: General Corporation Law of the State of Delaware Section 262—Appraisal Rights

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “The Merger Agreement—Provisions for Unaffiliated Stockholders” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A, Item 1005

(a) Transactions. The Information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background”

“Proposal No. 1: Approval of the Merger Agreement—Interests of the Company’s Directors and Executive Officers in the Share Purchase and the Merger”

“Agreements with Parent Group Members”

“Important Additional Information Regarding the Company—Transactions in Common Stock”

“Executive Compensation—Certain Relationships and Related Transactions”

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Parent Parties’ Purposes and Reasons for the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Position of the Parent Parties as to Fairness of the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Plans for the Company After the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Interests of the Company’s Directors and Executive Officers in the Share Purchase and the Merger”

“The Merger Agreement”

“Agreements with Parent Group Members”

“Important Additional Information Regarding the Company—Transactions in Common Stock”

Annex A: Merger Agreement

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(e)   Agreements Involving the Subject Company's Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Proposal No. 1: Approval of the Merger Agreement—Certain Effects of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Interests of the Company’s Directors and Executive Officers in the Share Purchase and the Merger”

“The Share Purchase Agreement”

“The Annual Meeting—Required Votes”

“The Merger Agreement”

“Executive Compensation—Certain Relationships and Related Transactions”

“Agreements with Parent Group Members”

“Important Additional Information Regarding the Company—Transactions in Common Stock”

Annex A: Merger Agreement

Annex D: Share Purchase Agreement

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A, Item 1006

(a) Purposes.

“Summary Term Sheet— Parent Parties’ Purposes and Reasons for the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Parent Parties’ Purposes and Reasons for the Share Purchase and the Merger”

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Annual Meeting and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Certain Effects of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Plans for the Company After the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock of the Company and Sub”

“The Merger Agreement—Treatment of Company Equity Awards in the Merger”

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(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Parent Parties’ Purposes and Reasons for the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Plans for the Company After the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Certain Effects of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Interests of the Company’s Directors and Executive Officers in the Share Purchase and the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock of the Company and Sub”

“The Merger Agreement—Treatment of Company Equity Awards in the Merger”

“Important Additional Information Regarding the Company—Transactions in Common Stock”

“Proposal No. 1: Approval of the Merger Agreement—Delisting and Deregistration of Common Stock”

Annex A: Merger Agreement

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A, Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parent Parties’ Purposes and Reasons for the Share Purchase and the Merger”

“Special Factors—Background”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Parent Parties’ Purposes and Reasons for the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Position of the Parent Parties as to Fairness of the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Plans for the Company After the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Certain Effects of the Merger”

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(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Parent Parties’ Purposes and Reasons for the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Parent Parties’ Purposes and Reasons for the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Position of the Parent Parties as to Fairness of the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Plans for the Company After the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Certain Effects of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Interests of the Company’s Directors and Executive Officers in the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Anticipated Accounting Treatment of the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Rights of Appraisal”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock of the Company and Sub”

“The Merger Agreement—Treatment of the Company Equity Awards in the Merger”

“The Merger Agreement—Payment for the Common Stock in the Merger”

“The Merger Agreement—Fees and Expenses”

“Submission of Stockholder Proposals”

Annex A: Merger Agreement

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Item 8.	Fairness of the Transaction.

Regulation M-A, Item 1014

(a)-(b)  Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Position of the Parent Parties as to Fairness of the Share Purchase and the Merger”

“Special Factors—Background”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Opinion of Financial Advisor to the Special Committee”

“Proposal No. 1: Approval of the Merger Agreement—Parent Parties’ Purposes and Reasons for the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Position of the Parent Parties as to Fairness of the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Interests of the Company’s Directors and Executive Officers in the Share Purchase and the Merger”

Annex B: Opinion of Houlihan Lokey Capital, Inc.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Annual Meeting and the Merger”

“The Annual Meeting—Required Votes”

“The Merger Agreement—Conditions to the Merger”

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(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Position of the Parent Parties as to Fairness of the Share Purchase and the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A, Item 1015

(a)-(c)  Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Opinion of Financial Advisor to the Special Committee”

“Where You Can Find Additional Information”

Annex B: Opinion of Houlihan Lokey Capital, Inc.

The reports, opinions, or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder of the Company or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A, Item 1007

(a)-(b) Sources of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Proposal No. 1: Approval of the Merger Agreement—Financing”

“Proposal No. 1: Approval of the Merger Agreement—Regulatory Approvals”

“The Share Purchase Agreement”

“The Merger Agreement—Conditions to the Merger”

“Agreements with Parent Group Members”

10

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Proposal No. 1: Approval of the Merger Agreement—Fees and Expenses”

“The Merger Agreement—Fees and Expenses”

(d) Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A, Item 1008

(a)    Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Additional Information Regarding the Company—Security Ownership of Management and Certain Beneficial Owners”

(b)    Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Share Purchase Agreement”

“Agreements with Parent Group Members”

Item 12.	The Solicitation or Recommendation.

Regulation M-A, Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Annual Meeting and the Merger”

“The Annual Meeting—Required Votes”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Parent Parties’ Purposes and Reasons for the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Position of the Parent Parties as to Fairness of the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Interests of the Company’s Directors and Executive Officers in the Share Purchase and the Merger”

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(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Parent Parties’ Purposes and Reasons for the Share Purchase and the Merger”

“Proposal No. 1: Approval of the Merger Agreement—Position of the Parent Parties as to Fairness of the Share Purchase and the Merger”

Item 13.	Financial Information.

Regulation M-A, Item 1010

(a) Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Additional Information Regarding the Company—Book Value Per Share and Ratio of Earnings to Fixed Charges”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 are incorporated herein by reference.

(b) Pro forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A, Item 1009

(a)-(b) Solicitation of Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Annual Meeting and the Merger”

“Special Factors—Background”

“Proposal No. 1: Approval of the Merger Agreement—Fees and Expenses”

“The Annual Meeting—Solicitation of Proxies”

Item 15.	Additional Information.

Regulation M-A, Item 1011

(b)   Golden Parachute Compensation. Not applicable.

(c) Other Material Information.  The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

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Item 16.	Exhibits.

Regulation M-A, Item 1016

(a)(1)	Preliminary Proxy Statement of ZAIS Group Holdings, Inc. (incorporated by reference to the Schedule 14A (File No. 001-35848), filed concurrently by the Company with the SEC on February 16, 2018 (the “Proxy Statement”)).

(a)(2)	Form of Proxy Card (incorporated by reference to the Proxy Statement).

(a)(3)	Letter to the Company Stockholders (incorporated by reference to the Proxy Statement).

(a)(4)	Notice of Annual Meeting of Stockholders (incorporated by reference to the Proxy Statement).

(a)(5)	Press Release, dated January 12, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

(a)(6)	Letter from Christian Zugel to the Special Committee, dated September 5, 2017 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on September 7, 2017).

(c)(1)	Opinion of Houlihan Lokey Capital, Inc. (incorporated by reference to Annex B of the Proxy Statement).

(c)(2)	Presentation, dated January 11, 2018, of Houlihan Lokey Capital, Inc. to the Special Committee.

(c)(3)	Preliminary Discussion Materials, dated November 15, 2017, of Houlihan Lokey Capital, Inc. for the Special Committee.

(d)(1)	Agreement and Plan of Merger, dated as of January 11, 2018, by and among ZAIS Group Holdings, Inc., Z Acquisition LLC, and ZGH Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

(d)(3)	Stockholder Voting and Support Agreement, dated as of January 11, 2018, by and among ZAIS Group Holdings, Inc., Z Acquisition LLC, Christian Zugel, Sonia Zugel, Zugel Family Trust, and Family Trust U/A Christian M. Zugel 2005 GRAT (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

(d)(4)	Stockholder Voting and Support Agreement, dated as of January 11, 2018, by and among ZAIS Group Holdings, Inc. and Ramguard LLC, NAR Special Global, LLC, and, for limited purposes, Neil Ramsey (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

(d)(5)	Letter Agreement, dated as of January 11, 2018, executed by Daniel Curry (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

(d)(6)	Investment Agreement, dated as of January 11, 2018, by and among ZAIS Group Parent, LLC, Z Acquisition LLC and, for limited purposes, Christian Zugel (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

(d)(7)	Share Purchase Agreement, dated as of September 5, 2017 by and among Z Acquisition LLC, Ramguard LLC, and Christian Zugel (incorporated by reference to the Schedule 13D/A (File No. 005-87370) filed by Christian Zugel and Z Acquisition LLC (File No. 005-87370) with the SEC on September 6, 2017).

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(d)(8)	Amended and Restated Share Purchase Agreement, dated as of January 11, 2018 by and among Z Acquisition LLC, Ramguard LLC, and Christian Zugel (incorporated by reference to Exhibit 99.8 to the Schedule 13D/A (File No. 005-87370) filed by Christian Zugel, Z Acquisition LLC, Zugel Family Trust, Sonia Zugel and Family Trust U/A Christian M. Zugel 2005 GRAT with the SEC on January 16, 2018).

(d)(9)	Second Amended and Restated Limited Liability Company Agreement of Z Acquisition LLC, dated as of January 11, 2018, by and among Z Acquisition LLC, Christian Zugel, Daniel Curry, Sonia Zugel and Zugel Family Trust and the other Members (incorporated by reference to Exhibit 99.11 to the Schedule 13D/A (File No. 005-87370) filed by Christian Zugel, Z Acquisition LLC, Zugel Family Trust, Sonia Zugel and Family Trust U/A Christian M. Zugel 2005 GRAT with the SEC on January 16, 2018).

(d)(10)	Investment Agreement, dated as of September 16, 2014, by and among ZAIS Group Parent, LLC, HF2 Financial Management Inc. and the members of ZAIS Group Parent, LLC, as amended on October 31, 2014 (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement on Schedule 14A (File No. 001-35848), filed with the SEC on January 16, 2015).

(d)(11)	Second Amendment to Investment Agreement, dated as of March 4, 2015, by and among HF2 Financial Management Inc., ZGP and the members of ZGP (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 4, 2015).

(d)(12)	Voting Trust Agreement, dated as of March 17, 2015, by and among Christian M. Zugel, Laureen Lim, Sonia Zugel, Family Trust u/ Christian M. Zugel 2005 GRAT, Zugel Family Trust, Christian M. Zugel, as trustee, and the Company (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

(d)(13)	Second Amended and Restated Limited Liability Company Agreement of ZAIS Group Parent, LLC, entered into as of March 17, 2015 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

(d)(14)	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of ZAIS Group Parent, LLC, entered into as of March 20, 2015 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

(d)(15)	Second Amendment to the Second Amended and Restated Limited Liability Company Agreement of ZAIS Group Parent, LLC, entered into as of July 21, 2015 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on July 27, 2015).

(d)(16)	Exchange Agreement, dated as of March 17, 2015, by and among the Company, ZGP, the Company Unitholders (as defined therein) and Christian M. Zugel (solely in his capacity as the trustee of the ZGH Class B Voting Trust) (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

(d)(17)	First Amendment to Exchange Agreement by and among ZAIS Group Parent, LLC, ZAIS Group Holdings, Inc., the Company Unitholders (as defined therein) and Christian M. Zugel, as trustee of the ZGH Class B Voting Trust, entered into as of July 21, 2015 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on July 27, 2015).

(d)(18)	Registration Rights Agreement, dated as of March 17, 2015, by and among the Company and the Holders (as defined therein) (incorporated by reference to Exhibit 10.4 to the registrant’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

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(d)(19)	Tax Receivable Agreement, dated as of March 17, 2015, by and among the Company and the parties signatory thereto (incorporated by reference to Exhibit 10.5 to the registrant’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

(d)(20)	First Amendment to Tax Receivable Agreement by and among ZAIS Group Holdings, Inc. and the other parties signatory thereto, entered into as of July 21, 2015 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-35848) filed, with the SEC on July 27, 2015).

(f)	General Corporation Law of the State of Delaware Section 262—Appraisal Rights (incorporated by reference to Annex C of the Proxy Statement)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 16, 2018

ZAIS GROUP HOLDINGS, INC.

By:	/s/ Nisha Motani
Nisha Motani
Chief Financial Officer

ZGH MERGER SUB, INC.

By:	/s/ Nisha Motani
Nisha Motani
Treasurer

Z ACQUISITION LLC

By:	/s/ Christian Zugel
Christian Zugel
Managing Member

CHRISTIAN ZUGEL

/s/ Christian Zugel
Christian Zugel

DANIEL CURRY

/s/ Daniel Curry
Daniel Curry

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